SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                    (AMENDMENT NO. 11 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                               CHEROKEE INC.
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.02 per share
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                      (Title of Class of Securities)

                                 16444H102
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                              (CUSIP NUMBER)

                             TIMOTHY G. EWING
                           VALUE PARTNERS, LTD.
                           c/o Ewing & Partners
                              Suite 4660 West
                             2200 Ross Avenue
                         Dallas, Texas  75201-2790
                         Tel. No.: (214) 999-1900
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                              Ford Lacy, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                               APRIL 6, 1998
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No. 16444H102           13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Value Partners, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [ X ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           2,104,069*
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      2,104,069*
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,104,069*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                              [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.4%

14   TYPE OF REPORTING PERSON*

     PN


* BUT SEE ITEM 5



CUSIP No. 16444H102           13D



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Timothy G. Ewing

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [ X ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           19,027*
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      19,027*
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,027*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .2%

14   TYPE OF REPORTING PERSON*

     IN


* BUT SEE ITEM 5



                     AMENDMENT NO. 11 TO SCHEDULE 13D

     This Amendment No. 11 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners") and Timothy G. Ewing ("Mr. Ewing") as an amendment to the initial statement on
Schedule 13D, relating to shares of Common Stock, par value $0.02 per share (the "Common Stock"), of Cherokee Inc. (the "Issuer"), as filed with the Securities and Exchange Commission on February 6, 1995 (the "Initial
Schedule 13D"). The Initial Schedule 13D is hereby amended and supplemented for the eleventh time as follows:

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety to read:

          (a)-(c) This Statement is filed by Value Partners, Ltd., a Texas limited partnership ("Value Partners"). Ewing & Partners, a Texas general partnership (formerly known as Fisher Ewing Partners) ("Ewing & Partners"), is the general partner of Value Partners. Timothy G. Ewing and Ewing Asset Management, Inc., a Texas limited liability company ("EAM"), are the general partners of Ewing & Partners, and Mr. Ewing is the managing general partner of Ewing & Partners. EAM is controlled by Mr. Ewing. The principal place of business for Mr. Ewing, EAM and Value Partners is Suite 4660 West, 2200 Ross Avenue, Dallas, Texas 75201.

          The present principal occupation or employment of Mr. Ewing is managing general partner of Ewing & Partners. The principal business of EAM is acting as a general partner of Ewing & Partners. The principal business of Ewing & Partners is the management of Value Partners. The principal business of Value Partners is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

          (d) None of Value Partners, Ewing & Partners, EAM or Mr. Ewing, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of Value Partners, Ewing & Partners, EAM or Mr. Ewing has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Ewing is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

          Item 3 of the Initial Schedule 13D is hereby amended by adding the following paragraphs:

          Pursuant to that certain Director Stock Option Agreement dated as of September 15, 1997, the Issuer granted Mr. Ewing stock options (the "Options") to acquire from the Issuer from time to time all or any portion of an aggregate of 8,277 authorized and unissued shares of Common Stock at the exercise price of $6.80 per share.

          On April 6, 1998, Mr. Ewing exercised his Options and purchased 8,277 shares of Common Stock for an aggregate purchase price of $56,283.60. Such shares were acquired with the personal funds of Mr. Ewing.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 of the Initial Schedule 13D is hereby amended by adding the following paragraph:

     Mr. Ewing acquired the 8,277 shares of Common Stock owned directly by him solely for his personal investment purposes. Depending on his evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as he may deem material, Mr. Ewing may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock owned by him.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Initial Schedule 13D is hereby amended by amending and restating paragraphs (a) and (c) in their entirety to read as follows:

          (a) For purposes of Rule 13d-3, as of the date hereof, Value Partners may be deemed to be the beneficial owner of 2,104,069 shares of Common Stock (the "Resulting Shares"). The Resulting Shares represent approximately 24.4% of the Issuer's outstanding Common Stock as calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

          For purposes of Rule 13d-3, as of the date hereof, Mr. Ewing may be deemed to be the beneficial owner of 19,027 shares of Common Stock.
Mr. Ewing's shares of Common Stock represent approximately 0.2% of the Issuer's outstanding Common Stock as calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

          According to the Issuer's quarterly report on Form 10-Q dated January 13, 1998, a total of 8,612,657 shares of Common Stock were issued and outstanding as of January 12, 1998.

          (c) During the past 60 days Mr. Ewing effected the following transaction in the Common Stock of the Issuer:

                            NUMBER OF SHARES OF
         DATE              COMMON STOCK ACQUIRED         PRICE/SHARE
       --------            ---------------------         -----------
       04-06-98                    8,277                    $6.80



                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 30, 1998



                              VALUE PARTNERS, LTD.

                                 By:    Ewing & Partners
                                        as General Partner


                                 By: /S/TIMOTHY G. EWING
                                     ----------------------
                                    Timothy G. Ewing
                                    General Partner




                                 /S/TIMOTHY G. EWING
                                 ---------------------------
                                 Timothy G. Ewing